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                               July 30, 2021

       Michael Ryan
       Company Secretary
       Brookfield Infrastructure Corp
       50 Vesey Street, 15th Floor
       New York, NY 10281-1023

                                                        Re: Brookfield
Infrastructure Corp. and and Brookfield Infrastructure Partners
                                                            L.P.
                                                            Amendments No. 4
and No. 5 to Registration statement on Form F-4
                                                            Filed July 15, 2021
and July 21, 2021
                                                            File No. 333-253365

       Dear Mr. Ryan:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 5 to Form F-4

       General

   1. We note your disclosure on page A-6 that the partnership has not received a consent to use the audit report in
respect of Inter Pipeline Ltd.   s annual financial statements as at and for
                                                        the year ended December
31, 2020. However, we note that on July 27, 2021 Inter
                                                        Pipeline announced that
its board of directors recommended acceptance of the revised takeover offer filed on
July 19, 2021 from an affiliate of Brookfield Infrastructure Partners
                                                        L.P. Accordingly,
please revise to provide the audit consent to use the audit report in
                                                        respect of IPL   s
annual financial statements as at and for the year ended December 31,
                                                        2020, or explain why
you continue to be hindered in your efforts to obtain a consent. In your written response,
describe the steps you have taken to obtain the audit consent. Refer
 Michael Ryan
Brookfield Infrastructure Corp
July 30, 2021
Page 2
      to Item 601(b)(23) of Regulation S-K and Rule 409 under the Securities Act of 1933.
2. Your filing continues to disclose an "Alternative Transaction" and notes that one of the conditions to your offer, is that IPL does not agree to the alternative offer. You further state that your offer is a superior offer as compared to the alternative transaction. Please update your disclosures throughout in regards to the Alternative Transaction.
      Please contact Kevin Dougherty, Staff Attorney, at (202) 551-3271 or Loan Lauren
Nguyen, Legal Branch Chief at (202) 551-3642 with any questions regarding our comments.



                                                             Sincerely,
FirstName LastNameMichael Ryan
                                                             Division of
Corporation Finance
Comapany NameBrookfield Infrastructure Corp
                                                             Office of Energy &
Transportation
July 30, 2021 Page 2
cc:       Elodie Gal
FirstName LastName